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Exhibit 23.2

Independent Auditors Consent


The Board of Directors and Stockholders
Capital Crossing Bank and Capital Crossing Preferred Corporation

We consent to the inclusion in this Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-57044) of Capital Crossing Preferred Corporation of our reports dated January 22, 2001, relating to the consolidated balance sheet of Capital Crossing Bank and subsidiaries as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2000, and relating to the balance sheet of Capital Crossing Preferred Corporation as of December 31, 2000 and the related statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2000, which reports are included herein.

/s/ KPMG LLP

Boston, Massachusetts
May 9, 2001